[LOGO] TENON                                                  NEWS RELEASE
       Wood Solutions to the World


TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
        Telephone: 64-9-571 9846
        Fax:       64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)

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                        TENON INITIATES SHAREHOLDER PLAN

Auckland, 25 January, 2005 - Tenon announced today that it had finalised the details of a share plan that will allow the large number of Tenon shareholders who own small numbers of Tenon shares to rationalise their shareholdings in the Company without incurring brokerage fees.

The Plan will offer to all shareholders who will own less than 750 Tenon shares following the forthcoming capital return the opportunity to `top up' their holding by buying more shares. The maximum value of additional shares that may be purchased is $3,000. Alternatively, eligible shareholders may elect to sell their entire holding, or continue to hold their shares. Tenon will pay all the brokerage and registry costs involved in the process.

The Plan will run alongside the capital return, allowing eligible holders to `reinvest' some of the proceeds of the capital return in Tenon, should they wish to do so.

All shareholders will shortly be advised by mail of the details of the Plan. Under the terms of the Plan eligible shareholders must have notified the share registrar of their decision by 5pm on Monday 21 February 2005.

The Company also advised that following the capital return, it will notify those shareholders holding less than 100 shares, that if after a further three months they continue to hold less than 100 shares, Tenon will exercise its right under the NZX Listing rules and the Company's constitution to compulsorily sell those shares on their behalf and return the net proceeds to them.

The Plan is conditional upon receipt from the High Court of approval of the capital return, which is expected to be received on 2 February 2005.

ENDS